

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

October 24, 2008

Bradford Cooke
Chairman and CEO
Endeavour Silver Corp.
#301-700 West Pender Street
Vancouver, British Columbia
Canada, V6C 1G8

**Re: Endeavour Silver Corp.
Annual report on Form 40-F for the fiscal year ended Dec. 31, 2007
Filed April 7, 2008, as amended October 10, 2008
File No. 1-33153**

Dear Mr. Cooke:

        We have completed our review of your Form 40-F and have no further comments at this time.

                                        Sincerely,

                                        Anne Nguyen Parker
                                        Branch Chief

cc: J. Lucas
        Kenneth G. Sam, Esquire (303) 629-3450